UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TRANSDIGM GROUP INCORPORATED
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
893641100
(CUSIP Number)
Sharlyn C. Heslam
Berkshire Partners LLC
200 Clarendon St., 35th Floor
Boston, MA 02116
(617) 227-0050
Jane D. Goldstein
Ropes & Gray LLP
One International Place
Boston, MA 02110
(617) 951-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 23, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	893641100

1	NAMES OF REPORTING PERSONS Berkshire Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,406,694

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,406,694

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,406,694

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.95%[1]

14	TYPE OF REPORTING PERSON

PN
1 Percentage calculations are based upon 49,029,140 issued and outstanding shares as of January 29, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 2, 2010.

CUSIP No.	893641100

1	NAMES OF REPORTING PERSONS Berkshire Fund VII-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		636,891

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		636,891

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

636,891

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.30%[1]

14	TYPE OF REPORTING PERSON

PN
1 Percentage calculations are based upon 49,029,140 issued and outstanding shares as of January 29, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 2, 2010.

CUSIP No.	893641100

1	NAMES OF REPORTING PERSONS Berkshire Investors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	7	SOLE VOTING POWER

NUMBER OF		67,357

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		67,357

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,357

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.14%[1]

14	TYPE OF REPORTING PERSON

PN
1 Percentage calculations are based upon 49,029,140 issued and outstanding shares as of January 29, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 2, 2010.

CUSIP No.	893641100

1	NAMES OF REPORTING PERSONS Berkshire Investors III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	7	SOLE VOTING POWER

NUMBER OF		17,090

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,090

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,090

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.03%[1]

14	TYPE OF REPORTING PERSON

PN
1 Percentage calculations are based upon 49,029,140 issued and outstanding shares as of January 29, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 2, 2010.

CUSIP No.	893641100

1	NAMES OF REPORTING PERSONS Stockbridge Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		55,530

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		55,530

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,530

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.11%[1]

14	TYPE OF REPORTING PERSON

PN
1 Percentage calculations are based upon 49,029,140 issued and outstanding shares as of January 29, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 2, 2010.

CUSIP No.	893641100

1	NAMES OF REPORTING PERSONS Stockbridge Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		103,500

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		103,500

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

103,500

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.21%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Percentage calculations are based upon 49,029,140 issued and outstanding shares as of January 29, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended January 2, 2010.

Item 1. Security and Issuer
The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock (the “Common Stock”) of TransDigm Group Incorporated (the “Company” or the “Issuer”). The name and address of the principal executive offices of the Company are TransDigm Group Incorporated, 1301 East 9th Street, Suite 3710, Cleveland, Ohio 44114.
Item 2. Identity and Background
(a) Name
This Statement is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): Berkshire Fund VII, L.P. (“Fund VII”), Berkshire Fund VII-A, L.P. (“Fund VII-A”), Berkshire Investors LLC (“Investors”), Berkshire Investors III LLC (“Investors III”), Stockbridge Fund, L.P. (“SF”) and Stockbridge Partners LLC (“SP”).
Seventh Berkshire Associates LLC, a Massachusetts limited liability company (“7BA”), is the general partner of Fund VII and Fund VII-A. Stockbridge Associates LLC, a Delaware limited liability company (“SA”), is the general partner of SF. The managing members of 7BA are Michael C. Ascione, Bradley M. Bloom, Jane Brock-Wilson, Kevin T. Callaghan, Carl Ferenbach, Christopher J. Hadley, Ross M. Jones, Lawrence S. Hamelsky, Richard K. Lubin, Joshua A. Lutzker, David R. Peeler and Robert J. Small (the “Berkshire Principals”). The Berkshire Principals are also the managing members of Investors, Investors III and SA.
The Reporting Persons often make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Berkshire Partners LLC, a Massachusetts limited liability company (“Berkshire Partners”), is the investment advisor to Fund VII and Fund VII-A (collectively, the “Funds”). Berkshire Partners, the Funds and 7BA acknowledge that they are part of a “group” for purposes of Section 13(d)(3). Investors, Investors III, SF, SA and SP may also be deemed to constitute a part of a “group” along with Berkshire Partners, the Funds and 7BA for purposes of Section 13(d)(3) of the Act. However, the filing of this Statement shall not be construed as an admission that Investors, Investors III, SF, SA, or SP are a part of a group, or have agreed to act as a part of a group.
(b) Business Address
The following address is the business address for each of the Berkshire Principals and the address of the principal executive offices and principal business of the Reporting Persons, 7BA, SA and Berkshire Partners: 200 Clarendon Street, 35th Floor, Boston, Massachusetts 02116.
(c) Principal Business
The principal business of each of the Funds, Investors, Investors III and SF is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of 7BA is to act as general partner of Fund VII, Fund VII-A and certain other funds. The principal business of SA is to act as general partner of SF and certain other funds. The principal business of SP is to act as investment manager of SF and certain other funds or managed accounts. The principal business of Berkshire Partners is to act as investment advisor to its investment funds, including the Funds. The principal occupation of each of the Berkshire Principals is Managing Director of Berkshire Partners.
(d and e) No Convictions or Proceedings
During the last five years, none of the Reporting Persons, 7BA, SA, Berkshire Partners, the Berkshire Principals, nor any of their executive officers, directors, or partners, as applicable: (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his, her or its being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship
Each of Fund VII, Fund VII-A, SF, SA and SP is organized under the laws of The State of Delaware. Each of 7BA, Investors, Investors III and Berkshire Partners is organized under the laws of The Commonwealth of Massachusetts. Each of the Berkshire Principals is a citizen of the United States.
Item 3. Source and Amount of Funds
The ultimate source of funds for the acquisition of the Common Stock by (i) each of the Funds, Investors and Investors III was capital contributions of the partners and members of such Reporting Persons, (ii) SF was capital contributions of the partners of such Reporting Person or investment proceeds thereof and (iii) SP was capital contributed to a managed account advised by such Reporting Person or investment proceeds thereof. The total amount of funds used by the Reporting Persons in making their purchases was $155,313,169. Of this total, SP used $4,957,821 to make purchases on behalf of a private endowment.
Item 4. Purpose of Transaction
The Reporting Persons hold their shares of the Common Stock of the Company for investment purposes. The Reporting Persons may, from time to time, depending on market conditions and other considerations, purchase additional shares or dispose of some or all of the shares held by them.
Fund VII, Fund VII-A, Investors, Investors III and SF initially filed on Schedule 13G on June 20, 2008. The Reporting Persons are amending onto Schedule 13D in connection with the appointment of Robert J. Small, one of the Berkshire Principals, as a member of the board of directors (the “Board”) of the Issuer. Mr. Small has also been appointed by the Board as a member of the Company’s audit and compensation committees. Mr. Small’s appointments have been made in recognition of his investment experience, as well as his previous involvement in the aerospace industry. The filing of this Schedule is not an admission by the Reporting Persons that they hold shares for the purpose or with the effect of changing or influencing the control of the Issuer.
Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Act, as amended.
Item 5. Interest in Securities of Issuer.
(a) and (b)
The beneficial ownership of Common Stock by each person named in Item 2 above is as follows:
Fund VII directly holds 3,406,694 shares of Common Stock. Accordingly, Fund VII has sole voting and dispositive power with respect to 3,406,694 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of Fund VII, 7BA may be deemed to beneficially own 3,406,694 shares of Common Stock held by Fund VII. However, 7BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 7BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by Fund VII.
Fund VII-A directly holds 636,891 shares of Common Stock. Accordingly, Fund VII-A has sole voting and dispositive power with respect to 636,891 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of Fund VII-A, 7BA may be deemed to beneficially own 636,891 shares of Common Stock held by Fund VII-A. However, 7BA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that 7BA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by Fund VII-A.
Berkshire Partners and the Funds acknowledge that they are part of a “group” for purposes of Section 13(d)(3). Collectively, the Funds directly hold 4,043,585 shares of Common Stock. Based on the two preceding sentences, Berkshire Partners may be deemed to beneficially own 4,043,585 shares of Common Stock held by the Funds. However, Berkshire Partners disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that Berkshire Partners is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by the Funds.

Investors owns 67,357 shares of Common Stock. Accordingly, Investors has sole voting and dispositive power with respect to 67,357 shares of Common Stock.
Investors III owns 17,090 shares of Common Stock. Accordingly, Investors III has sole voting power and dispositive power with respect to 17,090 shares of Common Stock.
SF directly holds 55,530 shares of Common Stock. Accordingly, SF has sole voting and dispositive power with respect to 55,530 shares of Common Stock. Based on the immediately preceding sentence, as the sole general partner of SF, SA may be deemed to beneficially own 55,530 shares of Common Stock held by SF. However, SA disclaims beneficial ownership of such shares of Common Stock and the filing of this Statement shall not be construed as an admission that SA is, for the purpose of Section 13(d)(3) of the Act, the beneficial owner of such shares held by SF.
SP manages investments for its clients and has limited discretionary voting power in respect of Common Stock. SP owns 103,500 shares of Common Stock over which it shares voting power and has full dispositive power.
By virtue of their positions as managing members of 7BA, Investors, Investors III, SA and Berkshire Partners, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund VII, Fund VII-A, Investors, Investors III and SF. However, none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by Fund VII, Fund VII-A, Investors, Investors III or SF, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.
Two of the Berkshire Principals beneficially own shares of Common Stock. Robert J. Small owns 5,000 shares of Common Stock and Ross M. Jones is a trustee of a foundation that owns 4,000 shares of Common Stock. Accordingly, Robert J. Small has sole voting and dispositive power with respect to 5,000 shares of Common Stock and Ross M. Jones has shared voting and shared dispositive power with respect to 4,000 shares of Common Stock.
Pursuant to the Company’s Quarterly Report on Form 10-Q for the period ended January 2, 2010, there were 49,029,140 shares of Common Stock issued and outstanding as of January 29, 2010. Accordingly, the shares of Common Stock beneficially owned by the Reporting Persons, in the aggregate, represent approximately 8.74% of the outstanding shares of Common Stock, which is broken out by Reporting Person as follows:
(i)	Fund VII beneficially owns 6.95% of the Issuer’s Common Stock.

(ii)	Fund VII-A beneficially owns 1.30% of the Issuer’s Common Stock.

(iii)	Investors beneficially owns 0.14% of the Issuer’s Common Stock.

(iv)	Investors III beneficially owns 0.03% of the Issuer’s Common Stock.

(v)	SF beneficially owns 0.11% of the Issuer’s Common Stock.

(vi)	SP beneficially owns 0.21% of the Issuer’s Common Stock.
By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group. Berkshire Partners, the Funds and 7BA acknowledge that they are part of a “group” for purposes of Section 13(d)(3). However, the filing of this Statement shall not be construed as an admission that Investors, Investors III, SF, SA or SP are a part of a group, or have agreed to act as a part of a group.

(c)
The trading dates, number of shares of Common Stock purchased or sold, and the price per share for all transactions by the Reporting Persons in the shares of Common Stock within the late 60 days, are set forth below:

			Number of Shares
Name	Date	Price Per Share	Purchased / (Sold)
SP	2/17/2010	$48.24	1,000
SP	2/18/2010	$49.09	1,000
SP	2/19/2010	$49.08	1,000
SP	2/23/2010	$49.12	1,000
SP	2/24/2010	$49.18	3,000
SP	2/25/2010	$48.76	3,000
SP	2/26/2010	$50.10	3,000
SP	3/1/2010	$52.45	5,000
SP	3/2/2010	$53.08	5,000
SP	3/3/2010	$52.90	5,000
SP	3/4/2010	$52.70	5,000
SP	3/5/2010	$52.99	5,000
SP	3/5/2010	$52.80	5,000
SP	3/8/2010	$52.47	5,000
SP	3/9/10	$52.80	5,000
SP	3/10/10	$52.70	2,000

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The responses to Items 3, 4 and 5 of this Statement are incorporated herein by reference in their entirety.
Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Undertaking, dated as of April 1, 2010.

Exhibit 99.2	Press Release, dated March 25, 2010.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
DATED: April 1, 2010

BERKSHIRE FUND VII, L.P.
By:	Seventh Berkshire Associates LLC,
its General Partner

By:	/s/ Christopher J. Hadley
	Name:	Christopher J. Hadley
	Title:	Managing Director

BERKSHIRE FUND VII-A, L.P.
By:	Seventh Berkshire Associates LLC,
its General Partner

By:	/s/ Christopher J. Hadley
	Name:	Christopher J. Hadley
	Title:	Managing Director

BERKSHIRE INVESTORS LLC
By:	/s/ Christopher J. Hadley
	Name:	Christopher J. Hadley
	Title:	Managing Director

BERKSHIRE INVESTORS III LLC
By:	/s/ Christopher J. Hadley
	Name:	Christopher J. Hadley
	Title:	Managing Director

STOCKBRIDGE FUND, L.P.
By:	Stockbridge Associates LLC,
its General Partner

By:	/s/ Christopher J. Hadley
	Name:	Christopher J. Hadley
	Title:	Managing Director

STOCKBRIDGE PARTNERS LLC
By:	Berkshire Partners LLC,
its sole Managing Member

By:	/s/ Christopher J. Hadley
	Name:	Christopher J. Hadley
	Title:	Managing Director